

07003068

AD 3/2


SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
156
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcourt Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Road
(No. and Street)

Pound Ridge (City) New York (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lawrence (914) 764-1590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name – *if individual, state last, first, middle name*)

76-21 266 St (Address) New Hyde Park (City) New York (State) 11040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Peter Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcourt Securities, Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIDGET ASARO
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NEWCOURT SECURITIES, LTD.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountant	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Supplemental Schedules	
Schedule 1 - Computation of Net Capital	7
Notes to Financial Statements	8-9
Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5	11-12

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, NY 10576

I have audited the accompanying statement of financial condition of Newcourt Securities, Ltd., as of December 31, 2006, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

I conducted my audit for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2007

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

Newcourt Securities, Ltd.
Statement of Financial Condition
December 31, 2006

Assets

Current Assets			
Cash In Bank - Chase Business Checking	$ 93,110		
Cash In Bank - Chase Business Money Market	9		
FSW Clearing Account	42,493		
FSW Good Faith Account	100,000		
U.S. Treasury MM Account	66,210		
Prepaid Expenses	3,651		
Total Current Assets		$	305,472
Fixed Assets			
Fixed Assets	58,269		
Accumulated Depreciation	(58,269)		
Total Fixed Assets			-
Total Assets			305,472

Liabilities and Equity

Current Liabilities			
Accounts Payable	$ 52,708		
Accounts Payable-American Express	5,312		
Total Current Liabilities		$	58,020
Equity			
Common Stock	1,000		
Paid-in Capital	242,000		
Retained Earnings (AAA)	4,452		
Total Equity			247,452
Total Liabilities and Equity		$	305,472

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Income
For the Year Ended December 31, 2006

Revenue		
Commissions	$ 747,972	
Total Revenue		$ 747,972
Operating Expenses		
Payroll - Officers	$ 135,000	
Payroll - Other	108,880	
Ticket Charges	59,882	
Depreciation Expense	39,127	
Software Licensing	22,833	
Travel and Auto Expense	18,815	
Taxes	16,522	
Health Insurance	15,765	
Professional Fees	10,401	
Entertainment	10,268	
Telephone	10,003	
Advertising	7,250	
Office Expense	5,289	
Insurance	1,752	
Dues, Fees & Subscriptions	1,635	
Charitable Contributions	1,000	
Meals	594	
Payroll Service	379	
Bank Charges	287	
Total Expenses		465,683
Operating Income		$ 282,289
Other Income (Expense)		
Interest Income		3,211
U.S. Treasury MM Fund Income		$ 2,829
Total Other Income (Expense)		6,041
Net Income (Loss)		$ 288,330

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2006

Operating Activities	
Net Income	$ 288,330
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Accounts Payable	51,657
American Express Corporate Card	(511)
Accrued Pension Payable	(38,122)
Accrued Pension Payable: Accrued 401K Payable	(28,000)
Payroll Taxes Payable	(41,931)
Net Cash Provided By Operating Activities	231,422
Investing Activities	
Accumulated Depreciation	26,225
Office Mechanicals	(26,225)
Net Cash Provided by Investing Activities	-
Financing Activities	
Retained Earnings	(3,197,826)
Withdrawals	2,908,545
Net Cash Provided by Financing Activities	(289,280)
Net Cash Increase for the Period	(57,859)
Cash at January 1, 2006	135,259
Cash at December 31, 2006	$ 193,118

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings
Balance, January 1, 2006	$ 1,000	$ 242,000	$ 5,402
Capital Additions/Owner Draw	-		(289,280)
Net Income (Loss)			288,330
Balance, December 31, 2006	$ 1,000	$ 242,000	$ 4,452

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Computation of Net Capital Under Rule 15C3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2006

Net Capital	
Total Stockholders' Equity	$247,452
Deductions and/or Charges Non-Allowable Assets	3,651
Net Capital Before Haircuts on Securities Position	$243,801
Haircuts on Securities Position	1,324
Net Capital (Note 2)	$242,477
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 58,020
Computation of Basic Net Capital Requirement	
A. Minimum Net Capital Required (6-2/3% of Total Aggeregate Indebtedness)	3,868
B. Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of A or B)	5,000
Excess Net Capital	$237,477

See Independent Auditor's Report and Accompanying Notes

NEWCOURT SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newcourt Securities, Ltd. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Merrill/Broadcort, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Merrill/Broadcort, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Merrill/Broadcort, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2006, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual tax return.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of total aggregate indebtedness for the N.A.S.D., Inc. and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2006 the Company had net capital of $237,477, which was $232,477 in excess of the amount required.

Note 3 - Reserve Requirements

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 4 - Excess Net Capital

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2006. There were no material differences in the computation of net capital of Newcourt Securities, Ltd.

NEWCOURT SECURITIES, LTD.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2006

against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Newcourt Securities, Ltd., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2007


END